April 18, 2019

Curtis C. Griffith
Chairman and Chief Executive Officer
South Plains Financial, Inc..
5219 City Bank Parkway
Lubbock, Texas 79407

       Re: South Plains Financial, Inc.
           Registration Statement on Form S-1
           Filed April 12, 2019
           File No. 333-230851

Dear Mr. Griffith:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 21, 2019 letter.

Form S-1 filed April 12, 2019

Our bylaws have an exclusive forum provision . . . , page 39

1. Please clarify, here and in your disclosure on page 130, whether the exclusive forum provision applies to actions arising under the Securities Act or Exchange Act. As you have disclosed, while Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange
       Act, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the exclusive forum provision applies to claims arising under the Securities Act, then please disclose that there is uncertainty as to whether a court would enforce such provision in this context, and to state that shareholders will not
 Curtis C. Griffith
South Plains Financial, Inc..
April 18, 2019
Page 2
         be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in your bylaws states this clearly.
      Please contact Michael Clampitt at 202-551-3434 or Pam Long, Assistant Director at
202-551-3765 with any questions.



FirstName LastNameCurtis C. Griffith                         Sincerely,
Comapany NameSouth Plains Financial, Inc..
                                                             Division of
Corporation Finance
April 18, 2019 Page 2                                        Office of
Financial Services
FirstName LastName